MICHAEL A. RAMIREZ

Attorney

Law Department

Phone: 402-574-3128

Fax: 949-219-3706

Michael.Ramirez@pacificlife.com

August 2, 2019

Ms. Sally Samuel

Branch Chief

Division of Investment Management

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, DC 20549-0506

Re:                             Separate Account A of Pacific Life Insurance Company (811-08946)

Post-Effective Amendments to File Nos. 333-184973, 333-185326, and 333-185328

Separate Account A of Pacific Life & Annuity Company (811-09203)

Post-Effective Amendments to File Nos. 333-184972, 333-185329, and 333-185331

Dear Ms. Samuel:

On behalf of Pacific Life Insurance Company and Pacific Life & Annuity Company (together, “Pacific Life”), Separate Account A of Pacific Life Insurance Company (811-08946), and Separate Account A of Pacific Life & Annuity Company (811-09203), set forth below are responses to Staff comments from July 24, 2019, received in connection with the above referenced supplements filed as post-effective amendments on Form N-4, filed June 17, 2019. All disclosure changes included in this response will be made to all registration statements referenced above, unless otherwise noted.

General Comments.

1.              Staff Comment: Move the paragraph explaining the purpose of the supplement to before the capitalized terms and add disclosure that all other information in the prospectus remains applicable and how to obtain a copy of the prospectus from Pacific Life.

Response: We modified the introduction paragraph as follows:

“The purpose of this supplement is to inform you of two new optional living benefit riders that will be offered starting September 9, 2019, subject to availability. This supplement must be preceded or accompanied by the Prospectus for your Contract, as supplemented (the “Prospectus”). All information in your Prospectus dated May 1, 2019, remains in effect unless otherwise supplemented. Capitalized terms used in this supplement are defined in your Prospectus unless otherwise defined herein.  “We,” “us,” or “our” refer to Pacific Life Insurance Company; “you” or “your” refer to the Contract Owner. You can obtain a copy of the current Prospectus by contacting Pacific Life at (800) 722-4448, or online at www.PacificLife.com. Please retain it for future reference.”

OVERVIEW Section

2.              Staff Comment: Add the full list of investment options to which a Contract Owner who purchases the Rider is limited into the body of the supplement, and include a cross-reference to the full investment restrictions applicable to the Riders.

Response: We added the full list of allowable investment options available for the Riders within the body of the supplement. Furthermore, we will add language emphasizing that the contracts are subject to certain investment restrictions and cross-reference the section of the Prospectus containing full investment restrictions.

3.              Staff Comment: Include language to clarify that only one Rider may be purchased at a time.

Response: We included the following disclosure to the OVERVIEW and Optional Living Benefit Riders — Guaranteed Minimum Accumulation Benefit subsection:

“Only one guaranteed minimum accumulation benefit rider may be owned or in effect at the same time.”

Fees and Expenses — Optional Rider Annual Expenses

4.              Staff Comment: Show only the Maximum Charge Percentage that may be charged for each Rider.

Response: We removed the Current Charge Percentage column from the fee table to reflect only the Maximum Charge Percentage that may be charged for the Riders. Additionally, we included additional language to clearly inform Contract Owners who purchase the Protected Investment Benefit Rider that the fees associated with their Rider will not change during their Rider Term.

Optional Rider Charge

5.              Staff Comment: In the third paragraph, include “as provided below” language when discussing how charges will be applied if the Rider terminates.

Response: We modified the disclosure accordingly.

OTHER OPTIONAL RIDERS

6.              Staff Comment: Add all available investment options for the Rider to the body of the OTHER OPTIONAL RIDERS section.

Response:  The full list of Allowable Investment Options available for the 5 Year and 10 Year Riders was added to the body of the supplement.

Purchasing the Rider

7.              Staff Comment: When determining eligibility for Rider purchase, please consider whether there is a need to specify that the Contract Owner or Annuitant be at least 85 years or younger and at least 5 years younger than the maximum annuitization age specified in the Contract if the maximum annuitization age is 95.

Response: We removed the bullet requirement that the Owner or Annuitant be at least 5 years younger than the maximum annuitization age listed in the applicable Contract at Rider issue. The modified language is as follows:

“You may purchase the optional Rider on the Contract Date, or within 60 calendar days of the Contract Date, provided that on the Rider Effective Date:

• the age of any Owner and Annuitant on the date of purchase is 85 years or younger, and

• the Rider Effective Date is at least 5 years before your selected Annuity Date, and

• you allocate your entire Contract Value according to the Investment Allocation Requirements.”

The same change will appear in all supplements, except the maximum purchase age will be “80 years or younger” in the supplement for Pacific Odyssey of Pacific Life & Annuity Company.

How the Rider Works

8.              Staff Comment: Include clearer disclosure that any additional purchase payments after the first year of the Term of the Rider will increase the Contract Value and make it less likely that any benefit under the Rider will ultimately be paid at the end of the Rider Term.

Response: We amended the disclosure to the section discussing the effect of additional Purchase Payments made after the first year of the Rider Term to state the following [new disclosure is underlined for your reference]:

“Any additional Purchase Payments made after the first year of a Term will increase the Contract Value and may reduce the benefit provided by this Rider. Please discuss the advisability of making additional Purchase Payments after the first year of a Term with your financial professional.”

Subsequent Purchase Payments

9.              Staff Comment: Due to Pacific Life’s ability to reject or restrict any additional Purchase Payments at any time, include disclosure which makes clear that contract holders may not be able to fund their Contract as anticipated.

Response: We added the following disclosure [new disclosure is underlined for your reference]:

“We reserve the right to reject or restrict, at our discretion, any additional Purchase Payments. If we decide to no longer accept Purchase Payments, we will not accept subsequent Purchase Payments for your Contract or any other optional living benefit riders that you may own while this Rider remains in effect. If we limit additional Purchase Payments, you may not be able to continue to invest in your

Contract or Rider as planned by you and your financial professional.”

Termination

10.       Staff Comment: In the paragraph which informs that the Rider will terminate if any portion of the Contract is not allocated to the allowable investment options, please include a cross-reference to the prospectus where the information can be found.

Response: We added a cross-reference to where the full investment restrictions can be found in the prospectus in the section of the supplement providing allowable investment options.

Sample Calculations

11.       Staff Comment: For clarity, in the sample calculations for the Riders, please add a new row at the bottom of the table to clearly indicate what the final values are after the one-time addition to the Contract Value was applied at the end of the Term.

Response: We added a row to the sample calculations table titled “Value after Protected Amount Applied” to show the values with the one-time additional payment to the Contract Value at the end of the Rider Term.

12.       Staff Comment: Please ensure that any comment regarding disclosure in the 5 Year Option applies to the applicable location in the 10 Year Option disclosure.

Response: Duly noted. Any changes will be made to all supplements referenced above and to both the 5 Year and 10 Year Rider disclosure, as applicable.

I believe that the foregoing is responsive to Staff comments.  If you have any questions, please call me at (402) 574-3128. Thank you.

Sincerely,

/s/ Michael A. Ramirez

Michael A. Ramirez